                                                                  Exhibit 12 (a)
                          J. C. Penney Company, Inc.
                         and Consolidated Subsidiaries

      Computation of Ratios of Available Income to Combined Fixed Charges
                   and Preferred Stock Dividend Requirement



                                                           52 Weeks       53 Weeks                  52 Weeks Ended
                                                            Ended          Ended      --------------------------------------------
($ Millions)                                               01/30/99       01/31/98       01/25/97       01/27/96        01/28/95
                                                        -------------  -------------  -------------  --------------  -------------
Income from continuing operations                            $   914        $   882        $   853         $ 1,285        $ 1,646
      (before income taxes, before
      capitalized interest, but after
      preferred stock dividend)

Fixed charges

Interest (including capitalized interest) on:

      Operating leases                                           225            180            110             102             95
      Short term debt                                            106            121            102             129             92
      Long term debt                                             557            527            312             254            225
      Capital leases                                               4              7              6               6              7
      Other, net                                                   1             (5)            14               1             (1)

                                                        -------------  -------------  -------------  --------------  -------------
Total fixed charges                                              893            830            544             492            418

Preferred stock dividend, before taxes                            37             40             46              48             50
                                                        -------------  -------------  -------------  --------------  -------------
Combined fixed charges and preferred
      stock dividend requirement                                 930            870            590             540            468

Total available income                                       $ 1,844        $ 1,752        $ 1,443         $ 1,825        $ 2,114
                                                        =============  =============  =============  ==============  =============

Ratio of available income to combined
      fixed charges and preferred stock
      dividend requirement                                       2.0            2.0            2.4             3.4            4.5
                                                        =============  =============  =============  ==============  =============


The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above. The LESOP notes were repaid in July 1998.